UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-37657

YIRENDAI LTD.

10/F, Building 9, 91 Jianguo Road

Chaoyang District, Beijing 100022

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yirendai Ltd.

By:	/s/ Yu Cong
Name:	Yu Cong
Title:	Co-Chief Financial Officer

Date:  August 6, 2019

EXHIBIT INDEX

Exhibit 99.1 — Press release
Exhibit 99.2 — Notice of Extraordinary General Meeting
Exhibit 99.3 — Form of Proxy for Extraordinary General Meeting
Exhibit 99.4 — Ballot for the Extraordinary General Meeting
Exhibit 99.5 — Depositary Notice to Holders of American Depositary Shares
Exhibit 99.6 — Voting Instruction Card for American Depositary Shares